As filed with the Securities and Exchange Commission on October 6, 1999.

                                            Registration No. 000-27563
                                                            --------------------

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                         --------------------------------

                            SARATOGA RESOURCES, INC.
                 (Name of small business issuer in its charter)

                  TEXAS                                        76-0314489
         (State or other jurisdiction of                    (I.R.S. Employer
         incorporation or organization)                    Identification No.)

                         301 CONGRESS AVENUE, SUITE 1550
                               AUSTIN, TEXAS 78701
                                 (512) 478-5717
               (Address, including zip code, and telephone number,
          including area code, of Issuer's principal executive offices)

                         --------------------------------

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, $0.001 par value
                                (Title of class)

                         --------------------------------



                                TABLE OF CONTENTS
                                                                                                               PAGE

PART I   .........................................................................................................3

ITEM 1.           DESCRIPTION OF BUSINESS.........................................................................3

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                  AND RESULTS OF OPERATIONS.......................................................................7

ITEM 3.           DESCRIPTION OF PROPERTY.........................................................................8

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT......................................................................................9

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
                  ................................................................................................9

ITEM 6.           EXECUTIVE COMPENSATION.........................................................................11

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................................................12

ITEM 8.           DESCRIPTION OF SECURITIES......................................................................12
                  General  ......................................................................................12
                  Common Stock...................................................................................12
                  Preferred Stock................................................................................12

PART II  ........................................................................................................13

ITEM 1.           MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
                  ...............................................................................................14

ITEM 2.           LEGAL PROCEEDINGS..............................................................................14

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                  AND FINANCIAL DISCLOSURE ......................................................................14

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES........................................................15

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS......................................................15

PART F/S          FINANCIAL STATEMENTS...........................................................................15

PART III.         INDEX TO EXHIBITS..............................................................................16


PART I

ITEM 1.           DESCRIPTION OF BUSINESS

BUSINESS AND RECENT DEVELOPMENTS

         Since the completion in 1996 of the sale of a majority of the oil and gas producing Saratoga Resources Inc., a Texas Corporation (the "Company") the Company had been in the process of pursuing various potential business opportunities, while continuing its oil and gas efforts. In this regard, the Company recently entered into a purchase and sale agreement for the acquisition of certain oil and gas properties for a purchase price of $27.5 million. The Company was ultimately unsuccessful in consummating the acquisition, but was awarded a $400,000 transaction break-up fee. The Company continues to pursue hydrocarbon production and mineral lease acquisitions, as well as prospect development. The Company retains consultants for the purpose of evaluating mineral lease acquisitions in Houston County, Texas, and production purchases in the Los Angeles basin. Additionally, the Company retains a geological/geophysical firm to utilize the Company data to identify exploration and development prospects. In 1998 the Company considered the acquisition or development of numerous businesses, and these efforts resulted in the transactions hereinafter described.

         On March 27, 1998, the Company, which was formerly a wholly owned subsidiary of Saratoga Resources, Inc., a Delaware Corporation (the "Predecessor"), entered into a consulting agreement with an independent oil and gas exploration company to utilize the Company's extensive seismic and well log data for the identification of oil and gas exploration and development prospects. In this regard, the Company is now pursuing a re-entry project in Dawson County, Texas. On March 18, 1999, the Company entered into a second agreement with the same company to evaluate opportunities in the Louisiana Cretaceous shelf and extended the 1998 agreement. Under these agreements, the Company provides advisory services and receives compensation in the form of a working interest and/or royalties of up to 33% generated from identified prospects.

         On August 14, 1999 the Predecessor, then the shell company parent of the Company, closed merger agreements with each of PrimeVision Health, Inc., a Delaware corporation ("Prime"), which is a vertically integrated vision services company, and OptiCare Eye Health Centers, Inc., a Connecticut corporation ("OptiCare"), which is a provider of consulting, administrative and other support services to ophthalmology and optometry eye care centers located in Connecticut. Pursuant to the merger agreements, the Predecessor acquired Prime and OptiCare in an all-stock transaction by issuance to the shareholders of OptiCare and Prime shares of the Predecessor's Common Stock constituting 97.5% of the outstanding Common Stock of the Predecessor (the "Eye Care Acquisition"). In a related transaction, the Company was spun off by the Predecessor to continue its prior business operations.

         In the spin-off, the Predecessor, which was then the 100% owning parent entity of the Company, made an in-kind distribution of all of the Company's issued and outstanding stock to the shareholders of the Predecessor. The distribution was made on the basis of one share of the Company's common stock, for each share of the Predecessor's stock. The record date for the spin-off was August 9, 1999, resulting in the distribution of 3,465,292 shares of the Company's common stock.

HISTORY

         The Company was incorporated in Texas on July 25, 1990 under the name Saratoga Resources, Inc. It became a wholly-owned subsidiary of the Predecessor in 1993.

         On May 25, 1994, the Company established a new lending relationship with Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation ("ING"), by executing a credit agreement and related documents (the "Pre-existing Credit Agreement"). As of that date, the Company used the various credit facilities that were provided by ING (i) to acquire 57.15% of the outstanding Common Stock of Lobo Energy, Inc., a Texas corporation ("LEI"), (ii) pay off all debt associated with those properties at the time of acquisition,
(iii) retire all credit facilities at BankOne, (iv) develop existing oil and gas properties, and (v) provide general working capital. The Company paid a purchase price of $6,000,375 for the LEI Common Stock.

         On March 31, 1995, the Company and ING entered into a new credit agreement (the "Credit Agreement") to refinance the existing debt to ING, to purchase the remaining LEI Common Stock and provide additional money for acquisitions of additional properties. On that date, the Company acquired the remaining 42.85% of the Common Stock of LEI from Mr. Peter P. Pickup ("Pickup"). As a result of this acquisition, the Company owned and controlled 100% of the Common Stock outstanding of LEI. Concurrently with the purchase of the LEI Common Stock, LEI assigned to the Company all of LEI's oil and gas assets. The total purchase price paid by the Company was $5,401,000. The Company also refinanced $2,411,000 in debt due ING allocable to LEI and its properties.

         On May 7, 1996, the Company entered into an agreement (the "ING-P/Energy Agreement") by and among the Predecessor, the Company, Lobo Operating, Inc., a Texas corporation ("LOI"), and LEI (the Predecessor, the Company, LOI and LEI, its direct or indirect subsidiaries being sometimes collectively referred to herein as the "Saratoga Companies"), Thomas F. Cooke ("Cooke"), Joseph T. Kaminski ("Kaminski"), Randall F. Dryer ("Dryer") (the Saratoga Companies, Cooke, Kaminski and Dryer sometimes referred to herein as the "Saratoga Parties"), Prime Energy Corporation, a Delaware corporation ("P/Energy"), and ING. (Prime Energy Corporation has no affiliation with PrimeVision Health, Inc., referred to elsewhere herein.)

         The ING-P/Energy Agreement provided for a sale of virtually all of the assets (the "Interests") of the Company, LOI and LEI (the Company, LOI and LEI sometimes collectively referred to herein as the "Saratoga Entities") to ING pursuant to ING's rights under that certain Credit Agreement and related documents (collectively the "Credit Agreement") dated March 30, 1995, by and among the Predecessor, the Company, LEI and ING. Upon consummation of the ING-P/Energy Agreement on May 7, 1996, at which ING was the highest bidder, ING concurrently sold the Interests to P/Energy for cash consideration of $7,180,000 and additional consideration as provided in the agreement. The cash proceeds from the sale were applied to the settlement of outstanding vendor debt and other related liabilities of the Saratoga Companies, and $1,500,000 was paid to the Predecessor.

         The Predecessor, the Company, LEI and ING entered into the Credit Agreement to facilitate the acquisition by the Company of the LEI assets previously owned by Pickup. Under the terms of the Credit Agreement, ING established two credit facilities in favor of the Company in the combined maximum principal amount of $19,000,000, subject to the borrowing base limitations set forth therein. All oil and gas properties (the "Properties") owned by the Saratoga Entities were pledged as collateral under the Credit Agreement and all obligations to ING were also guaranteed by the Predecessor and all of its subsidiaries. Funds obtained from these credit facilities were anticipated to be used for the development of the Properties by the Company.

         Subsequent to entering into the Credit Agreement, the Predecessor engaged Internationale Nederlanden (U.S.) Securities Corporation ("ING Securities"), a subsidiary of ING, to assist the Predecessor in a private placement of Predecessor stock. The private placement efforts were not successful and additional funds necessary for the development of the Properties were not provided by ING.

         The failure of the private placement efforts combined with the shortage of funds for the development of its Properties placed the Company in a severe financial crisis. In an attempt to salvage the maximum value of the Saratoga
Companies for the benefit of the other creditors, the Predecessor and its shareholders spent several months examining and pursuing various alternatives with respect to (i) the possible refinancing and/or restructuring of the debt of the Saratoga Companies, (ii) the sale of the Saratoga Companies or their underlying assets, and (iii) the prosecution or settlement of certain potential claims against ING.

         Facing what the Company believed to be an eminent foreclosure action by ING which would restrict the Company's objectives and its ability to consummate negotiations with P/Energy, in April of 1996, the Saratoga Companies filed a lawsuit against ING and ING Securities, the principal relief sought therein being injunctive relief from the threatened foreclosure. Subsequently, the Company and ING entered into discussions in an attempt to reach a final resolution of ING's rights under the Credit Agreement and the Predecessor's asserted claims. In reviewing its options, the Company believed that the sale of assets pursuant to the ING-P/Energy Agreement, consummated as described above on May 7, 1996, would leave the Company in a better financial position than a contested foreclosure sale by ING.

EMPLOYEES

         On October 5, 1999 the Company employed two full time employees consisting of one executive officer (the Chief Executive Officer) and an office manager.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Since the consummation of the ING-P/Energy Agreement (see Item 1, History"), management of the Company has sought new business opportunities through acquisitions and through use of the Company's database and expertise in the oil and gas business, with a view to enhancing shareholder value. Results of operations should be evaluated in light of the Company's being in a period of transition, in which management is seeking to develop new businesses that will ultimately generate earnings and otherwise enhance shareholder value.

     Prior to the closing of the Eye Care Acquisition in August, 1999, the Company was one of four direct, wholly-owned subsidiaries of the Predecessor. The four subsidiaries were the Company, LOI, LEI and Saratoga Holdings I, Inc., a Texas Corporation ("Holdings"). Concurrent with or immediately prior to the closing of the Eye Care Acquisition, the Predecessor (i) transferred all of the issued and outstanding stock of LOI and LEI to the Company, causing LOI and LEI to become direct, wholly-owned subsidiaries of the Company; (ii) spun off the stock of the Company to the shareholders of the Predecessor; and (iii) spun off all but 301,375 shares (or approximately 9% of the total number of shares) of the issued and outstanding stock of Holdings to the shareholder of the Predecessor; those shares in Holdings which were not spun off were transferred to the Company. As a result of these transactions, the Company became the successor of the Predecessor's business. Accordingly, the consolidated financial condition and history of the Company is essentially the same as that of the Predecessor, except for (y) the spin-off of Holdings and (z) the requirement that the Predecessor, upon the closing of the Eye Care Acquisition, was required to have approximately $130,000 in cash, with no other assets or liabilities.

RESULTS OF OPERATIONS

         Revenues. Total revenues for fiscal 1998 were $39,000, as compared to $35,000 for fiscal 1997.

         Costs and Expenses. Cost and expenses were reduced in 1998 as a result of determined cost control efforts of management. Costs and expenses for fiscal 1998 totaled approximately $363,000, compared to $462,000 for fiscal 1997.

         Net Loss. Consolidated net loss was approximately $324,000 in 1998, compared to a net loss of $118,000, an increase of approximately $206,000. In fiscal 1997, the Predecessor had a non-recurring gain of approximately $309,000 that was attributable to the settlement of litigation with a former officer and shareholder. Excluding the effect of such non-recurring gain, the Predecessor's net loss in 1998 would be $103,000 less than the net loss in 1997, which management attributes to its cost control efforts.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's assets as of October 5, 1999 consist of 301,375 shares of Holdings, 150,000 shares of OptiCare, 100% of the stock of both LOI and LEI, furniture fixtures and equipment necessary to continue the business, seismic data and cash. The 150,000 shares of OptiCare have been informally pledged as collateral on $100,000 of debt associated with the Eye Care Acquisition, $20,000 of which has been paid off. The Company believes that its assets will be sufficient to conduct its business for the next 12 months. Management believes that its cost control efforts will enable the Company to continue its operations for the next 12 months without additional cash.

YEAR 2000 ISSUE

         The Company utilizes software and related technologies that may be affected by the Year 2000 problem, which is common to most businesses. The Company is addressing the effect of the potential Year 2000 problem on all its critical systems and with all of its critical vendors, customers and clients. At this time, critical information systems throughout the Company are Year 2000 compliant. No extra costs were incurred in obtaining this compliance. Management has determined that no critical business areas will be adversely affected by Year 2000 issues, but the Company continues to work with its vendors, customers and others to ensure a smooth transition. Based on the foregoing, management does not consider any contingency plan to be necessary, and management believes that any costs and risks related to Year 2000 compliance will not have a material adverse impact on the liquidity or financial position of the Company. If the Company hereafter engages in acquisitions or business combinations, management will address possible new Year 2000 problems related to such transactions at the time of such transactions.

FORWARD-LOOKING STATEMENTS

         Statements contained herein that relate to the Company's future performance, including without limitation statements with respect to the Company's anticipated results for any portion of 1999, shall be deemed forward looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A number of factors affecting the Company's business and operations could cause actual results to differ materially from those contemplated by the forward looking statements. Those factors include, but are not limited to, demand and competition for the Company's products and services, changes in the requirements of clients and customers, and changes in general economic conditions that may affect demand for the Company's products and services or otherwise affect results of operations or the value of the Company's assets. The forward-looking statements that are included in this report were prepared by management and have not been audited by, examined by, compiled by or subjected to agreed-upon procedures by independent accountants, and no third party has independently verified or reviewed such statements. Readers of this report should consider these facts in evaluating the information and are cautioned not to place undue reliance on the forward-looking statements contained herein.

ITEM 3.           DESCRIPTION OF PROPERTY

         The Company maintains an office in Austin, Texas, on a month-to-month basis at a current rate of $2,175 per month.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

         The following table sets forth information concerning the shares of the Company's stock beneficially owned by each director of the Company and all directors and officers as a group and each holder of over five percent of any class of outstanding stock as of October 5, 1999.

The mailing address for all officers and directors is 301 Congress Avenue, Suite 1550, Austin, Texas 78701.


NAME OF BENEFICIAL
OWNER PERCENT                                     CLASS OF STOCK                 SHARES             PERCENT(1)
------------------                                --------------                 ------             ----------
Thomas F. Cooke                                       Common                  2,420,422(2)                69.8%

Kevin M. Smith                                        Common                    238,295(3)                 6.9%

All executive officers and                            Common                  2,558,717                   76.7%
   directors as a group (2 persons)



1        Based on 3,465,292 shares currently outstanding, as the result of a 34.65292 to 1 stock split (i.e., 34.65292 shares were issued in exchange for each 1 share outstanding) effective August 9, 1999 with respect to the
         100,000 shares of Common Stock previously outstanding.

2        Includes 109,148 shares held by June Cooke, Mr. Cooke's spouse, of which Mr. Cooke disclaims beneficial ownership.

3        Includes 20,000 shares held by Sandra Smith, Mr. Smith's spouse, of which Mr. Smith disclaims beneficial ownership.


ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS

         Executive officers of the Company and its wholly owned subsidiaries serve at the pleasure of the Board of Directors and are elected annually at a meeting of the Board of Directors. Set forth are the directors and executive officers as of October 5, 1999.


     Name                                Position                                 Age      Term of Office
     ----                                --------                                 ---      --------------
Thomas F. Cooke            Chairman of the Board, Chief Executive                 50           1 yr.
                           Officer, President, Treasurer and Secretary

Kevin M. Smith             Director                                               54           1 yr.


BIOGRAPHICAL INFORMATION

         As of October 5, 1999, the following provides information as to each executive officer and director of the Company, including age, principal occupation and business experience during the last five years:

THOMAS F. COOKE, CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, PRESIDENT, TREASURER AND SECRETARY, age 50, was one of the co-founders of Saratoga Resources, Inc. in 1990. Mr. Cooke has been a self employed independent oil and gas producer for the last 17 years. The Predecessor acquired the Company in September 1993, at which time Mr. Cooke was elected Chairman of the Board and Chief Operating Officer of the Predecessor, and the sole officer and director of the Company. Mr. Cooke is a member of the Texas Independent Producer and Royalty Owner Association and serves as Director and Chairman of the North American Energy Issues Committee. Mr. Cooke replaced Joseph T. Kaminski as Chief Executive Officer on April 3, 1996.

KEVIN M. SMITH, DIRECTOR, age 54, has in excess of 30 years experience as an exploration geophysicist. In 1977, after ten years with Amoco Production, Mr. Smith joined R. Brewer and Company, a geophysical consulting firm. In 1984, he formed his own geophysical consulting firm (Kevin M. Smith, Inc.), which he continues to operate. Mr. Smith completed three years of undergraduate work at the University of Texas in 1966 and received a Bachelor of Science degree with a dual major of Geology and Geophysics at the University of Houston in 1967. He also did post graduate studies in Geology and Geophysics at the University of Houston. Mr. Smith has written professional papers on innovative uses of geophysics in horizontal drilling projects.

ITEM 6.           EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth all cash compensation paid, distributed or accrued for services, including salary and bonus amounts rendered in all capacities, for the Company and Predecessor, as indicated, during the fiscal years ended, or ending, December 31, 1999, 1998, 1997, and 1996. All other tables required to be reported have been omitted as there has been no compensation awarded to, earned by or paid to any of the Predecessor's executives in any fiscal year covered by the tables.



                           SUMMARY COMPENSATION TABLE

     Name and                                                Fiscal                      Salary/
Principal Position                        Entity           Year Ended             Annual Compensation
------------------                        ------           ----------             -------------------

Thomas Cooke, CEO                     Company                 1999                       $120,000
Thomas Cooke, CEO                     Predecessor             1998                       $120,000
Thomas Cooke, CEO                     Predecessor             1997
$120,000(1)
Thomas Cooke, CEO                     Predecessor             1996
$116,500(2)

                                       10

4 During fiscal years 1996 and 1997, the Predecessor deferred portions of salary due to Mr. Cooke, which were paid in full later in 1997, together with $8,048 in interest. The salary information set forth in the Summary Compensation Table for 1997 does not include (1) cash paid in 1997 for salary deferred from prior years or (ii) interest payment on any deferred salary.

5 Includes $60,000 which was earned in fiscal year 1996, but deferred and paid to Mr. Cooke in fiscal year 1997.

DIRECTOR COMPENSATION

         Directors of the company currently serve without any compensation for their services, either in the form of monetary compensation, stock or stock options.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Effective May 17, 1997, the Predecessor purchased 870,737 shares of the Predecessor's Common Stock and all Special Options from Dr. Randall F. Dryer, who resigned as a Director of the Predecessor effective as of the same date. The total purchase price for the Common Stock and the options was $175,000.

         Mr. Kaminski assigned Special Options back to the Predecessor as part of the settlement agreement dated March 10, 1997. Such assignment was part of the transaction wherein the Predecessor, Cooke, Dryer and Dryer, Ltd. and Kaminski settled a lawsuit among Mr. Kaminski, the Predecessor and certain other parties.

     Mr. Cooke may be deemed a parent of the Company by reason of his beneficial ownership of approximately 70% of the Company's outstanding voting stock.

ITEM 8.           DESCRIPTION OF SECURITIES

GENERAL

         The total number of shares of all classes of capital stock which the Company has the authority to issue is 100,100,000 of which (a) 100,000,000 shares are designated as Common Stock, par value $0.001 per share, and (b) 100,000 shares are designated as Preferred Stock par value $0.001 per share.

COMMON STOCK

         Each share of Common Stock of the Company has identical rights and privileges in every respect. The holders of shares of Common Stock are entitled to vote upon all matters submitted to a vote of the shareholders of the Company and are entitled to one vote for each share of Common Stock held. Subject to the prior rights and preferences applicable to shares of the Preferred Stock , the holders of shares of the Common Stock are entitled to receive such dividends
(payable in cash, stock, or otherwise) as may be declared thereon by the Company's Board of Directors.

PREFERRED STOCK

         There is currently no separate series of Preferred Stock designated. However, shares of the Preferred Stock may be issued from time to time in one or more series. Except as limited by the Company's Articles of Incorporation, the shares of each series shall have such designations, preferences, limitations, and relative rights, including voting rights, as shall be provided in a resolution or resolutions providing for the issue of such series adopted by the Company's Board of Directors. In general, the Board of Directors is authorized to establish and designate series of the Preferred Stock , to fix the number of shares constituting each series, and to fix the designations and the preferences, limitations, and relative rights, including voting rights, of the shares of each series and the variations of the relative rights and preferences as between series, and to increase and to decrease the number of shares constituting each series. The relative powers, rights, preferences, and limitations may vary between and among series of Preferred Stock in any and all respects so long as all shares of the same series are identical in all respects. The authority of the Board of Directors with respect to each series includes the authority to determine the following:

                  (a) the rate or rates and the times at which dividends on the shares of such series shall be paid, the periods in respect of which dividends are payable, the conditions upon such dividends, the relationship and preferences, if any, of such dividends to dividends payable on any other class or series of shares, whether or not such dividends shall be cumulative, partially cumulative, or noncumulative;

                  (b) whether or not the shares of such series shall be redeemable or subject to repurchase at the option of the Company;

                  (c) the rights of the holders of shares of such series in the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Company and the relationship or preference, if any, of such rights to rights of holders of stock of any other class or series;

                  (d) whether or not the shares of such series shall have voting powers and, if such shares shall have such voting powers, the terms and conditions thereof;

                  (e) whether or not a sinking fund shall be provided for with regard to the redemption of the shares of such series;

                  (f) whether or not the shares of such series, at the option of either the Company or the holder or upon the happening of a specified event, shall be convertible into stock of any other class or series;

                  (g) whether or not the shares of such series, at the option of either the Company or the holder or upon the happening of a specified event, shall be exchangeable for securities, indebtedness, or property of the Company.

PART II

ITEM 1.           MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER
                  MATTERS

         The Company's stock is not currently listed on any stock exchange.

         The Predecessor's stock was not listed on any stock exchange but was from time to time reported by NASD on the OTC Bulletin Board under the symbol "SRIK." The range of high and low bid information for the shares of the Predecessor's stock for the last two complete fiscal years, as reported by the National Quotation Bureau, is set forth below. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and may not represent actual transactions.

                                                             High          Low
Year Ended December 31, 1997
---------------------------------------
     First Quarter                                          $0.281       $0.094
     Second Quarter                                          0.219        0.094
     Third Quarter                                           0.219        0.094
     Fourth Quarter                                          1.125        0.063

Year Ended December 31, 1998
---------------------------------------
     First Quarter                                           0.188         0.188
     Second Quarter                                          1.125         0.188
     Third Quarter                                           0.250         0.250
     Fourth Quarter                                          0.250         0.063

         As of October 5, 1999, 3,465,292 shares of the Company's Common Stock were issued and outstanding and held by approximately 1,350 holders of record.

         Neither the Company nor the Predecessor has ever paid cash dividends and the Company does not intend to do so for the foreseeable future. Future earnings, if any, will be used to support the Company's growth. Any future determination as to the payment of dividends on the stock will be at the discretion of the Board of Directors and will depend upon the Company's operating results, financial condition, capital requirements, restrictions imposed by lenders, if any, and such other factors as the Board of Directors may deem relevant.

ITEM 2.           LEGAL PROCEEDINGS

                     None.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

                  (a)      Previous independent accountants.

                           (i) On March 29, 1999, the Board of Directors of the Predecessor determined not to engage Hein and Associates ("Hein") to audit the Predecessor's consolidated financial statements  as of and  for  the  year  ended
                                    December 31, 1998.

                           (ii) The reports of Hein on the consolidated financial statements of the Registrant as of and for the years ended December 31, 1997 and 1996 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principal.

                           (iii) The management of the Company requested that Hein furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements which was filed with the Securities and Exchange Commission. Hein did provide such a letter, a copy of which is attached as Exhibit 16.

                           (iv) In connection with Hein's audits as of and for the years ended December 31, 1997 and 1996 and through March 29, 1999, there have been no disagreements with Hein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which dis-agreements if not resolved to the satisfac-tion of Hein would have caused them to make reference thereto in their reports on the consolidated financial statements as of and for the years ended December 31, 1997 and 1996.

                  (b) New independent accountants. On March 29, 1999 the Board of Directors of the Predecessor formally approved the appointment of Ernst & Young LLP as its independent accountant to audit the Predecessor's consolidated financial statements as of and for the year ended December 31, 1998. In view of the rela-tionship between the Predecessor and the Company, the Company has selected Ernst & Young LLP as its indep-endent auditors.

                  (c) Other. The decision to change independent accounts was approved by the Board of Directors of the Predecessor. The Predecessor did not have an audit committee.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

                  None.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  Pursuant to the Restated Articles of Incorporation, the Company indemnifies any person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent that a corporation may grant indemnification to a director under the Texas Business Corporation Act, as the same exists or may hereafter be amended.

PART F/S          FINANCIAL STATEMENTS

         Prior to the closing of the Eye Care Acquisition in August, 1999, the Company was one of four direct, wholly-owned subsidiaries of the Predecessor. The four subsidiaries were the Company, LOI, LEI and Holdings. Concurrent with or immediately prior to the closing of the Eye Care Acquisition, the Predecessor
(i) transferred all of the issued and outstanding stock of LOI and LEI to the Company, causing LOI and LEI to become direct, wholly-owned subsidiaries of the Company; (ii) spun off the stock of the Company to the shareholders of the Predecessor; and (iii) spun off all but 301,375 shares (or approximately 9% of the total number of shares) of the issued and outstanding stock of Holdings to the shareholder of the Predecessor; those shares in Holdings which were not spun off were transferred to the Company. As a result of these transactions, the Company became the successor of the Predecessor's business. Thus, the consolidated financial condition and history of the Company is essentially the same as that of the Predecessor, except for (y) the spin-off of Holdings and (z) the requirement that the Predecessor, upon the closing of the Eye Care Acquisition, was required to have approximately $130,000 in cash, with no other assets or liabilities. Accordingly, pursuant to Item 310 of Regulation S-B, it is the Financials of the Predecessor which are attached hereto.

         See the Index to Financial Statements appearing at page F-1 hereof.

PART III.         INDEX TO EXHIBITS

         The following Exhibits are filed herewith:

Exhibit No.                                 Description
-----------                                 -----------

3(i)                                        Restated Articles of Incorporation
                                                  (With Amendments)
3(ii)                                       Bylaws
16                                          Letter on changes in certifying
                                              account
21                                          Subsidiaries of the Registrant
27                                          Financial Data Schedule


                                    SIGNATURE

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SARATOGA RESOURCES, INC.


By:                                                       Date: __________, 1999
   ------------------------------------------
         Thomas F. Cooke
         Chief Executive Officer


                    Saratoga Resources, Inc. and Subsidiaries
                         Six Months Ended June 30, 1999
                                Table of Contents

Part 1. Financial Information (unaudited)

Consolidated Balance Sheets as of June 30, 1999 and December 31, 1998....................................3

Consolidated Statements of Operations
   for the three and six months ended June 30, 1999 and 1998.............................................4

   Consolidated Statements of Cash Flows
   for the six months ended June 30, 1999 and 1998.......................................................5


Notes to Consolidated Financial Statements...............................................................6





                                Saratoga Resources, Inc. and Subsidiaries

                                       Consolidated Balance Sheets

                                    (in thousands, except share data)



                                                                             JUNE 30         December 31
                                                                              1999               1998
                                                                       ----------------- ------------------
                                                                          (unaudited)
  ASSETS
   Current assets:
     Cash and cash equivalents                                                $      96         $     290
     Marketable securities                                                            6                11
     Investment in past due accounts receivable                                       9                10
                                                                              ---------         ---------
   Total current assets                                                             111               311

   Equipment, net of accumulated depreciation                                        31                36
                                                                              ---------         ---------

   Total assets                                                               $     142         $     347
                                                                              =========         =========

   LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
     Accounts payable and accrued liabilities                                 $       -         $      10
     Current maturities of debt                                                       5                 5
                                                                              ---------         ---------
   Total current liabilities                                                          5                15

   Long-term debt, net of current portion                                            13                16

   Stockholders' equity:
     Preferred stock, $.001 par value; 5,000,000 shares
     authorized                                                                       -                 -
     Common stock, $.001 par value; 50,000,000 shares
     authorized, 3,465,292 shares issued and outstanding at
     June 30, 1999 and December 31, 1998                                              3                 3
     Additional paid-in capital                                                   2,490             2,490
     Accumulated deficit                                                         (2,335)           (2,148)
     Treasury stock, at cost                                                         (2)               (2)
     Other comprehensive loss                                                       (32)              (27)
                                                                              ---------         ---------
   Total stockholders' equity                                                       124               316
                                                                              ---------         ---------
   Total liabilities and stockholders' equity                                 $     142         $     347
                                                                              =========         =========

See accompanying notes.



                                Saratoga Resources, Inc. and Subsidiaries

                                  Consolidated Statements of Operations

                                    (in thousands, except share data)



                                                     THREE MONTHS ENDED               Six Months Ended
                                                          JUNE 30                          June 30

                                                     1999           1998              1999           1998
                                                -------------- --------------    -------------- --------------
                                                        (unaudited)                      (unaudited)

   Revenues:
   Gain on sale of marketable securities           $     -        $    -            $     -         $   21
   Interest income                                       -             5                  1             12
                                                -------------- --------------     -------------- --------------
                                                         -             5                  1             33
   Costs and expenses:
     Depreciation                                        3             2                  5              4
   General and administrative                           92            96                183            191
                                                -------------- --------------     -------------- --------------
                                                        95            98                188            195

   Loss before income taxes                            (95)          (93)              (187)          (162)
   Income tax benefit                                    -             -                  -              -
                                                -------------- --------------     -------------- --------------
   Net loss                                        $   (95)       $  (93)           $  (187)        $ (162)
                                                ============== ==============     ============== ==============

   Basic and diluted loss per share                $  (.03)       $ (.03)           $  (.05)        $ (.05)
     Weighted-average number of common
     shares outstanding                              3,466         3,466              3,466          3,466
                                                ============== ==============     ============== ==============

Total comprehensive loss                           $  (102)       $  (93)           $  (192)        $ (162)
                                                ============== ==============     ============== ==============


See accompanying notes.



                    Saratoga Resources, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows

                                 (in thousands)



                                                                                   SIX MONTHS ENDED
                                                                                        JUNE 30

                                                                                 1999             1998
                                                                           ---------------- ----------------
                                                                                     (unaudited)
   OPERATING ACTIVITIES
   Net loss                                                                    $ (187)           $  (162)
   Adjustments to reconcile net loss to net cash used in operating activities:
       Depreciation                                                                 5                  4
       Changes in operating assets and liabilities:
         Investment in past due accounts receivable                                 1                  -
                                                                           ---------------- ----------------
         Accounts payable and accrued liabilities                                 (10)               (13)
                                                                           ---------------- ----------------
   Net cash used in operating activities                                         (191)              (171)
                                                                           ---------------- ----------------

   INVESTING ACTIVITIES
   Purchase of equipment                                                            -                (17)
                                                                           ---------------- ----------------
   Net cash used in investing activities                                            -                (17)
                                                                           ---------------- ----------------

   FINANCING ACTIVITIES
   Payments on borrowings                                                          (3)                (1)
                                                                           ---------------- ----------------
   Net cash used in financing activities                                           (3)                (1)
                                                                           ---------------- ----------------

   Net decrease in cash and cash equivalents                                     (194)              (189)
   Cash and cash equivalents at beginning of period                               290                666
                                                                           ---------------- ----------------
   Cash and cash equivalents at end of period                                  $   96            $   477
                                                                           ================ ================

See accompanying notes.

                    Saratoga Resources, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (continued)
                                   (Unaudited)




1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements are those of the Company and its subsidiaries, all of which are wholly owned, and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation for the periods indicated have been included. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The Balance Sheet at December 31, 1998 has been derived from the audited financial statements at that date, but does not include all of the information and notes required by generally accepted accounting principles for complete financial statements. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements (including the notes thereto) for the year ended December 31, 1998. Certain amounts shown in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2. COMPREHENSIVE LOSS

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which requires disclosure of total non-stockholder changes in equity in interim periods and additional disclosures of the components of non-stockholder changes in equity on an annual basis. Total comprehensive loss was as follows (in thousands):


                                                     THREE MONTHS ENDED               Six Months ended
                                                          JUNE 30                         June 30,
                                                     1999           1998             1999           1998
                                                -------------- --------------   -------------- --------------
Net loss                                            $  (95)        $  (93)            $(187)        $(162)
Unrealized loss on marketable securities                (7)             -                (5)            -
                                                -------------- --------------   -------------- --------------
Total comprehensive loss                            $ (102)        $  (93)            $(192)        $(162)
                                                ============== ==============    ============= ==============


                    Saratoga Resources, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (continued)
                                   (Unaudited)




3. INCOME TAXES

The Company has determined that a valuation allowance should be applied against the deferred tax assets related to the net operating losses of the Company due to uncertainty regarding the assets' realizability. The difference between the tax benefit recorded for the six months ended June 30, 1999 and the benefit calculated at the federal statutory rate is primarily due to the valuation allowance applied against the deferred tax assets.

4. PENDING TRANSACTIONS

On April 12, 1999 the Company entered into an agreement and plan of merger with OptiCare Eye Health Centers, Inc. (OptiCare), a provider of consulting, administrative and other support services to optometry and ophthalmology eyecare centers located in Connecticut, and with PrimeVision Health, Inc. (Prime), a vertically integrated vision services company, whereby each of those companies would be merged with two wholly-owned, newly organized subsidiaries of the Company in an all-stock transaction by the Company issuing 97.5% of the Company's common stock to the stockholders of OptiCare and Prime.

The Prime merger will be accounted for as a reverse acquisition by Prime of Saratoga, a subsidiary of the Company, at book value with no adjustments reflected to historical values. The Company's merger with OptiCare will be accounted for by the purchase method of accounting with the excess of purchase price over the estimated fair value of the assets acquired being recorded as goodwill.

To satisfy certain conditions of the Prime/OptiCare merger, the Company proposes to contribute substantially all of its assets (other than approximately 92% of the capital stock of Saratoga Holdings I, Inc., a Texas corporation ("SHI"), and approximately $150,000 in cash) to Saratoga Resources, a Texas corporation ("Saratoga-Texas"), which is a wholly-owned subsidiary of the Company. The Company will then distribute to the stockholders of the Company, prior to the effective time of the Prime/OptiCare merger, the following:

         (i) all the capital stock of Saratoga-Texas, and

        (ii) the capital stock of SHI not held by Saratoga-Texas.

                    Saratoga Resources, Inc. and Subsidiaries

                                   (Unaudited)



4. PENDING TRANSACTIONS (CONTINUED)

Saratoga-Texas will continue its operations in the energy industry, utilizing its database for oil and gas prosper evaluation and development. Saratoga-Texas will have its own separate management, control and incentive structure.

The Company has filed a registration statement on Form S-4 with the Securities and Exchange Commission to register up to 8,800,000 shares of its common stock to be issued to the former securities holders of Prime and OptiCare in the Prime/OptiCare merger. The registration statement was declared effective by the Commission as of July 30, 1999.

The Company has called a special meeting of stockholders for August 10, 1999, to vote upon the proposals necessary to authorize the Company to carry out the Prime/OptiCare merger. The spin-off of Saratoga-Texas will not be effected unless the Prime/OptiCare merger is effected.

The Company has filed a registration statement on Form SB-2 with the Securities and Exchange Commission (SEC) under the Securities Act of 1933 to register the proposed spin-off of approximately 92% of the common stock of its wholly owned subsidiary, SHI, to the stockholders of the Company on a one-for-one basis. The remaining balance will be contributed to SaratogaTexas.


                                Saratoga Resources, Inc. and Subsidiaries
                                Audited Consolidated Financial Statements

                                      Index to Financial Statements
                                      -----------------------------
Report of Independent Auditors.........................................................................F-2
                                                                                                       ---

Consolidated Balance Sheets as of December 31, 1997 and 1998...........................................F-4
                                                                                                       ---

Consolidated Statements of Operations
   for the years ended December 31, 1997 and 1998......................................................F-5
                                                                                                       ---

   Consolidated Statements of Changes in Stockholders' Equity
   for the years ended December 31, 1997 and 1998......................................................F-6
                                                                                                       ---
   Consolidated Statements of Cash Flows
   for the years ended December 31, 1997 and 1998......................................................F-7
                                                                                                       ---

Notes to Consolidated Financial Statements.............................................................F-9
                                                                                                       ---

                         Report of Independent Auditors



Board of Directors
Saratoga Resources, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheet of Saratoga Resources, Inc. and Subsidiaries as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saratoga Resources, Inc. and Subsidiaries at December 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

Austin, Texas
March 31, 1999

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors and Stockholders
Saratoga Resources, Inc.
Austin, Texas


We have audited the accompanying consolidated balance sheet of Saratoga Resources, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Resources, Inc. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ Hein & Associates LLP

Houston, Texas
January 15, 1998


                                Saratoga Resources, Inc. and Subsidiaries

                                       Consolidated Balance Sheets

                                 (in thousands, except per share amounts)



                                                                                    DECEMBER 31
                                                                              1997               1998
                                                                       ----------------- ------------------
   ASSETS
   Current assets:
     Cash and cash equivalents                                               $     666          $     290
     Marketable securities                                                           -                 11
     Trade receivables, less allowance for doubtful accounts of
     $23 at December 31, 1997 and 1998                                               -                  -
     Investment in past due accounts receivable                                      -                 10
                                                                        ----------------- ------------------
   Total current assets                                                            666                311
                                                                        ----------------- ------------------

   Equipment, net of accumulated depreciation                                       44                 36
                                                                        ----------------- ------------------

   Total assets                                                              $     710           $    347
                                                                        ================= ==================

   LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
     Accounts payable and accrued liabilities                                $       2           $     10
     Accrued legal                                                                  16                  -
     Current maturities of debt                                                      4                  5
                                                                        ----------------- ------------------
   Total current liabilities                                                        22                 15
                                                                        ----------------- ------------------
   Long-term debt, net of current portion                                           21                 16

   Stockholders' equity:
     Preferred stock, $.001 par value; 5,000,000 shares
     authorized                                                                      -                  -
     Common Stock, $.001 par value; 50,000,000 shares
     authorized, 3,465,292 shares issued and outstanding at
     December 31, 1997 and 1998                                                      3                  3
     Additional paid-in capital                                                  2,490              2,490
     Accumulated deficit                                                        (1,824)            (2,148)
     Treasury stock, at cost                                                        (2)                (2)
     Other comprehensive loss                                                        -                (27)
                                                                        ----------------- ------------------
   Total stockholders' equity                                                      667                316
                                                                        ----------------- ------------------
   Total liabilities and stockholders' equity                                $     710          $     347
                                                                        ================= ==================

See accompanying notes.



                                Saratoga Resources, Inc. and Subsidiaries

                                  Consolidated Statements of Operations

                                 (in thousands, except per share amounts)



                                                                              YEARS ENDED DECEMBER 31

                                                                               1997               1998
                                                                        ----------------- ------------------
   Revenues:
   Gain on sale of marketable securities                                    $     -            $     19
   Interest income                                                               31                  19
   Other                                                                          4                   1
                                                                        ----------------- ------------------
                                                                                 35                  39
   Costs and expenses:
     Depreciation                                                                 7                  11
   General and administrative                                                   446                 350
   Loss on marketable securities                                                  -                   1
   Interest expense                                                               9                   1
                                                                        ----------------- ------------------
                                                                                462                 363

   Gain arising from settlement of lawsuit                                      309                   -
                                                                        ----------------- ------------------

   Loss before income taxes                                                    (118)               (324)
   Income tax benefit                                                             -                   -
                                                                        ----------------- ------------------
   Net loss                                                                 $  (118)           $   (324)
                                                                        ================= ==================
   Basic and diluted loss per share:                                        $  (.03)           $   (.09)
                                                                        ================= ==================
     Weighted-average number of common shares outstanding                     4,260               3,465
                                                                        ================= ==================


See accompanying notes.



                    Saratoga Resources, Inc. and Subsidiaries

           Consolidated Statements of Changes in Stockholders' Equity

                                 (in thousands)





                                           COMMON STOCK    Additional                         Other        Total
                                        ------------------- Paid-in  Accumulated Treasury Comprehensive Stockholders'
                                          SHARES   Amount   Capital    Deficit    Stock       Loss        Equity
                                        ----------------------------------------------------------------------------
   Balances at December 31, 1996          6,809      $  7    $ 2,909    $(1,706)     $(2)       $  -     $1,208
   Acquisition of stock arising
     from settlement of lawsuit          (2,465)       (3)      (244)         -        -           -       (247)
   Purchase of stock arising from
      settlement of lawsuit                  (8)        -         (1)         -        -           -         (1)
   Purchase of stock from former
      directo                              (871)       (1)      (174)         -        -           -       (175)
   Net loss                                   -         -          -       (118)       -           -       (118)
                                        ----------------------------------------------------------------------------
   Balances at December 31, 1997          3,465         3      2,490     (1,824)      (2)          -        667
   Net loss                                   -         -          -       (324)       -           -       (324)
   Unrealized loss on marketable
      securities                              -         -          -          -        -         (27)       (27)
                                        ----------------------------------------------------------------------------
   Comprehensive loss                         -         -          -          -        -           -       (351)
                                        ----------------------------------------------------------------------------
   Balances at December 31, 1998          3,465      $  3    $ 2,490    $(2,148)     $(2)       $(27)     $ 316
                                        ============================================================================


See accompanying notes.


                                Saratoga Resources, Inc. and Subsidiaries

                                  Consolidated Statements of Cash Flows

                                              (in thousands)



                                                                               YEARS ENDED DECEMBER 31
                                                                               1997               1998
                                                                        ------------------ -------------------
   OPERATING ACTIVITIES
   Net loss                                                                 $(118)             $(324)
   Adjustment to reconcile net loss to net cash used in operating activities:
       Realized gain on sale of marketable securities, net                      -                (18)
       Depreciation                                                             7                 11
       Provision for doubtful accounts                                         23                  -
       Gain arising from settlement of lawsuit                               (309)                 -
       Changes in operating assets and liabilities:
         Trade receivables                                                     52                  -
         Investment in past due accounts receivable                             -                (10)
         Accounts payable and accrued liabilities                            (154)                 8
         Accrued legal                                                         (3)               (16)
                                                                        ------------------ ------------------
   Net cash used in operating activities                                     (502)              (349)
                                                                        ------------------ -------------------

   INVESTING ACTIVITIES
   Purchase of equipment                                                       (5)                (3)
   Purchase of marketable securities                                            -                (62)
   Sale of marketable securities                                                -                 42
                                                                        ------------------ -------------------
   Net cash used in investing activities                                       (5)               (23)
                                                                        ------------------ -------------------


                                Saratoga Resources, Inc. and Subsidiaries

                            Consolidated Statements of Cash Flows (continued)

                                              (in thousands)



                                                                               YEARS ENDED DECEMBER 31

                                                                               1997               1998
                                                                        ------------------ -------------------
   Financing activities
   Purchase of stock from former director                                   $   (175)            $     -
   Purchase of stock in settlement of lawsuit                                     (1)                  -
   Payments on borrowings                                                         (1)                 (4)
                                                                        ------------------ -------------------
   Net cash used in financing activities                                        (177)                 (4)
                                                                        ------------------ -------------------

   Net decrease in cash and cash equivalents                                    (684)               (376)
   Cash and cash equivalents at beginning of year                              1,350                 666
                                                                        ------------------ -------------------
   Cash and cash equivalents at end of year                                 $    666             $   290
                                                                        ================== ===================

   Supplemental cash flow information:
     Cash paid for interest                                                 $      9             $     1
     Cash paid for income taxes                                             $      -             $     -
     Equipment acquired with long-term debt                                 $     26             $     -


See accompanying notes.

                    Saratoga Resources, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (continued)




1. Organization and Summary of Significant Accounting Policies

ORGANIZATION

Saratoga Resources, Inc., a Delaware corporation, (the "Company", "Saratoga" or the "Registrant") had traditionally been engaged in oil and gas exploration and development of properties located in far southwest and east Texas and in Louisiana.

During 1997 the Company entered into a purchase and sale agreement for the acquisition of certain oil and gas properties for a purchase price of $27.5 million. The Company was ultimately unsuccessful in consummating the acquisition, but was awarded a $400,000 break-up fee, which has been recorded as a reduction of general and administrative expenses during 1997.

USE OF ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all investments with maturities of ninety days or less when purchased to be cash equivalents.

                    Saratoga Resources, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (continued)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MARKETABLE SECURITIES

All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included as a separate component of stockholders' equity. Realized gains, realized losses, and declines in value, judged to be other-thantemporary, are included in Other Income. The cost of securities sold is based on the specific identification method and interest earned is included in Interest Income.

INVESTMENT IN PAST DUE ACCOUNTS RECEIVABLE

On November 12, 1998, the Company's wholly owned subsidiary Saratoga Holdings I, Inc. acquired a portfolio of past due accounts receivable for approximately $10,300 and recorded it at cost. These receivables represent amounts previously due various major retail businesses arising from the sale of various consumer products. The face amount of these receivables totals $223,907. The ultimate collection of these receivables will depend on a variety of factors, many of which are outside the Company's control. Any collections will reduce the asset balance until it is $-0-, with any remaining collections recorded as revenue.

EQUIPMENT

Equipment is recorded at cost less accumulated depreciation. Depreciation of equipment is computed using the straight-line basis over the five year estimated useful life of the assets.

Ordinary maintenance and repairs are charged to expense, and expenditures which extend the physical or economic life of the assets are capitalized. Gains or losses on disposition of assets are recognized in income and the related assets and accumulated depreciation accounts are adjusted accordingly.

                    Saratoga Resources, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (continued)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

LOSS PER SHARE

The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share is calculated using the weighted average number of outstanding shares of Common Stock plus dilutive common stock equivalents. Diluted net loss per share has not been presented as the effect of the assumed exercise of warrants is antidilutive due to the Company's net loss. As such, the numerator and the denominator used in computing both basic and diluted pro forma net loss per share allocable to holders of common stock are equal.

COMPREHENSIVE LOSS

Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires disclosure of total non-stockholder changes in equity in interim periods and additional disclosures of the components of non-stockholder changes in equity on an annual basis.
Total comprehensive loss was as follows (in thousands):


                                                   YEARS ENDED DECEMBER 31,
                                                    1997              1998
                                            ------------------ -----------------

Net loss                                            $(118)              $(324)
Unrealized loss on marketable securities                -                 (27)
Comprehensive loss                                  $(118)              $(351)
                                            ================== =================

                    Saratoga Resources, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (continued)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SEGMENTS

In 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes reporting standards for a company's operating segments in annual financial statements and the reporting of selected information about operating segments in financial statements. The adoption of SFAS No. 131 had no effect on the disclosure of segment information as the Company continues to consider its business activities as a single segment.

CONCENTRATIONS OF CREDIT RISK

The Company maintains in a single bank deposits which exceed the amount of federal deposit insurance available. Management believes the possibility of loss on these deposits is minimal.

RECLASSIFICATIONS

Certain reclassifications have been made in prior year amounts to conform to the current year's presentation.

2. EQUIPMENT

Equipment consists of the following (in thousands):


                                                        DECEMBER 31
                                                  1997               1998
                                           ------------------ ------------------

Office equipment                                   $22                $25
Automobile                                          31                 31
                                           ------------------ ------------------
                                                    53                 56

Less accumulated depreciation                        9                 20
                                           ------------------ ------------------
                                                   $44                $36
                                           ================== ==================

                    Saratoga Resources, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (continued)




3. LONG-TERM DEBT

As of December 31, 1998, long-term debt consisted of a note payable to a bank due in monthly installments of $564, including interest at 10%. The note payable is due August 27, 2002 and is collateralized by an automobile.

Future  maturities of the long-term debt as of December 31, 1998 are as follows:
$5,000 in 1999; $6,000 in 2000; $6,000 in 2001; and $4,000 in 2002.

4. LEASE OBLIGATIONS

At December 31, 1998 the Company maintains an office in Austin, Texas on a month-to-month basis at a current rate of $2,175 per month. The Company also leases an office in Houston, Texas from a director of the Company on a month-to-month basis at no charge.

5. INCOME TAXES

As  of  December  31,  1998,   the  Company  had  federal  net  operating   loss
carryforwards of approximately $420,000. The net operating losses will expire beginning in 2012, if not utilized.

Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation, if applicable, may result in the expiration of net operating losses.

                    Saratoga Resources, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (continued)




5. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes for the years ended December 31, 1997 and 1998 are as follows:


                                                   1997              1998
                                            ------------------ -----------------

Deferred tax liabilities:
   Depreciable assets                          $       -          $       (717)
                                            ------------------ -----------------
Total deferred tax liabilities                         -                  (717)

Deferred tax assets:
   Tax carryforwards                              40,000               155,414
   Accrual to cash adjustment                          -                 3,700
                                             ----------------- -----------------
Total deferred tax assets                         40,000               159,114
                                             ----------------- -----------------
Net deferred tax assets before
   valuation allowance                            40,000               158,397
Valuation allowance for deferred tax assets      (40,000)             (158,397)
                                             ----------------- -----------------
Net deferred tax assets (liabilities)          $       -          $          -
                                             ================= =================

The Company has established valuation allowances equal to the net deferred tax assets due to uncertainties regarding their realization. The valuation allowance increased by approximately $118,000 during the year ended December 31, 1998 due to net operating losses which were not benefited.

The reconciliation of income tax attributable to continuing operations at the U.S. federal statutory tax rates to income tax expense is:


                                                  1997              1998
                                          ------------------ -----------------

Pre-tax book income                              34.0%              34.0%
State taxes (net of federal benefit)                -                3.0%
Permanent items and other                           -               (0.4)%
Application of valuation allowance              (34.0)%            (36.6)%
                                          ------------------ -----------------
Comprehensive loss                              $(118)             $(351)
                                          ================== =================

                    Saratoga Resources, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


6. LITIGATION

From May, 1996 to May, 1997, the Company was involved in litigation  with Joseph
T. Kaminski ("Kaminski"), a former executive officer and director of the Company. As previously reported by the Company in a report filed with the Securities and Exchange Commission, the most recent of which was Form 8-K (filed March 14, 1997), the Company and two of its directors, Thomas F. Cooke and Randall F. Dryer, entered into a settlement agreement and full and final release (the "settlement agreement") dated March 10, 1997 with Kaminski, in full settlement of all matters concerning the lawsuits.

Pursuant to the terms of the settlement agreement, Kaminski transferred all of his equity interest in the Company, consisting of 2,465,371 shares of common stock and 100,000 stock warrants, to the Company and forgave amounts owed him by the Company of $62,000. As a result of this settlement, the Company recorded a gain of $309,000. Kaminski also agreed to sell to the Company 8,000 shares of the Company's common stock held in trust in exchange for approximately $1,000. Both the Company and Kaminski agreed to release and discharge any and all claims or causes of action of every nature existing between the parties.

Accordingly, all claims and counterclaims by and against the Company and its two directors Thomas F. Cooke and Randall F. Dryer have been dismissed, and there is no pending litigation against the Company or its directors at December 1997 or 1998.

7. STOCKHOLDERS' EQUITY

Preferred stock may be issued from time to time in one or more series. Prior to each issuance, the Board of Directors is authorized to determine the number of shares, relative powers, preferences, rights and qualifications, limitations or restrictions of all shares of such series. Shares of any series of preferred stock which have been acquired by the Company or which, if convertible or exchangeable, have been converted into or exchanged for shares of authorized and unissued shares of stock of another class, would have the status of authorized and unissued shares of preferred stock, subject to the conditions adopted by the Board of Directors of the Company.

The Company issued warrants to a former consultant to purchase 6,667 shares of common stock for an exercise price of 120% of the share price that is offered to the public in any public offering. These warrants were issued in December, 1993 and have no expiration date. The Company issued warrants to the Company's Chairman to purchase 100,000 shares of common stock for an exercise price of $1.60 per share. These warrants were issued in December, 1994 and expire in May, 1999.

                    Saratoga Resources, Inc. and Subsidiaries

8. PENDING TRANSACTIONS

On December 22, 1998 the Company entered into letters of intent with PrimeVision Health, Inc., a vertically integrated vision services company, and OptiCare Eye Health Centers, Inc., a provider of consulting, administrative and other support services to optometry eyecare centers located in Connecticut, whereby the Company would acquire Prime and OptiCare in an all-stock transaction by issuing 97.5% of the Company's common stock to the shareholders of Prime and OptiCare. However, the Company has not yet entered into a formal binding agreement for these acquisitions.

As contemplated by the Prime Vision/OptiCare merger, Saratoga-Delaware proposes to contribute substantially all of its assets to Saratoga-Texas, its wholly-owned subsidiary. Saratoga-Texas will continue its operations in the energy industry, utilizing its database for oil and gas prospect evaluation and development. Saratoga-Delaware then proposes to spin-off all of the stock to Saratoga-Texas to the current stockholders of Saratoga-Delaware on a one-for-one basis to provide Saratoga-Texas with its own separate management, control and incentive structure.

Saratoga-Delaware formed Saratoga Holdings in November 1998 as a wholly-owned subsidiary, and has caused it to commence operations in the business of acquiring, reselling, managing and collecting portfolios of delinquent and defaulted accounts receivable. Saratoga-Delaware has filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 to register the proposed spin-off of approximately 90% of the common stock of Saratoga Holdings to the stockholders of Saratoga-Delaware on a one-for-one basis. The remaining 10% will be contributed to Saratoga-Texas.

                                  EXHIBIT INDEX


The following exhibits were filed with the original 10SB12g on October 6, 1999:

Exhibit No.     Description
-----------     -----------

3(i)            Restated Articles of Incorporation

3(ii)           Bylaws

16              Letter on changes in certifying account

21              Subsidiaries of the Registrant

27              Financial Data Schedule